Via Facsimile and U.S. Mail
Mail Stop 4720

June 2, 2010

Hai V. Tran
Chief Financial Officer and Chief
Accounting Officer
Catalyst Health Solutions, Inc.
800 King Farm Boulevard
Rockville, MD 20850

Re: Catalyst Health Solutions, Inc.
Schedule 14A filed April 23, 2010
File Number: 000-31014

Dear Mr. Tran:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 23, 2010

Proposal 3—Ratification of the Appointment of Independent Registered Public Accounting Firm, page 19

1. You disclose that all other fees paid to PricewaterhouseCoopers LLP in 2009 include a claims review engagement for a client. Please tell us the nature of the service provided under this engagement and explain to us why this service is compatible with maintaining the independence of the independent registered public accounting firm.

Corporate Governance, Compensation Committee, page 25

2. We note your statement that you have "reviewed the design and operation of the Company's incentive compensation arrangements, including the performance objectives and target levels used in connection with incentive awards, and evaluated the relationship between the Company's risk management policies and practices and these arrangements. As a result of this review, we believe that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company." Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Compensation Discussion & Analysis, page 26

3. You state that "We operate so that a greater portion of an employee's potential compensation is determined based on an evaluation of their performance and the achievement of specific corporate and individual objectives…" Please expand your disclosure to disclose the specific corporate and individual objectives, the level of achievement for each of the corporate and individual objectives set for each of your named executive officers and how the level of achievement was factored into your compensation committee's determination of cash and equity incentive compensation for fiscal 2009.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director